UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 1)

MGM MIRAGE

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552953101

(CUSIP Number)

Abdul Wahid A. Rahim Al Ulama

Dubai World

Emirates Towers, Level 47

Sheikh Zayed Road

Dubai, United Arab Emirates

Telephone: +971 4 3903800

Copy to:

Martin L. Edelman, Esq.

Paul, Hastings, Janofsky & Walker LLP

Park Avenue Tower

75 E. 55th Street

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 19,548,838 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 19,548,838 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[1]
14	TYPE OF REPORTING PERSON PN

[1]

This calculation is based upon the total number of 293,764,426 outstanding shares of common stock, par value $.01 per share, as reported in the Schedule TO-C filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 9, 2008.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World (Cayman) Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 19,548,838 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 19,548,838 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[2]
14	TYPE OF REPORTING PERSON CO

[2]

This calculation is based upon the total number of 293,764,426 outstanding shares of common stock, par value $.01 per share, as reported in the Schedule TO-C filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 9, 2008.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Infinity World Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 19,548,838 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 19,548,838 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[3]
14	TYPE OF REPORTING PERSON CO

[3]

This calculation is based upon the total number of 293,764,426 outstanding shares of common stock, par value $.01 per share, as reported in the Schedule TO-C filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 9, 2008.

CUSIP No. 552953101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dubai World
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 19,548,838 shares
8 SHARED VOTING POWER -0- shares
9 SOLE DISPOSITIVE POWER 19,548,838 shares
10 SHARED DISPOSITIVE POWER -0- shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,838 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[4]
14	TYPE OF REPORTING PERSON OO

[4]

This calculation is based upon the total number of 293,764,426 outstanding shares of common stock, par value $.01 per share, as reported in the Schedule TO-C filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 9, 2008.

This Schedule 13D/A constitutes Amendment No. 1 to that certain Schedule 13D filed on December 28, 2007 by the undersigned (the “Original Schedule 13D”). Except as specifically set forth herein, the Original Schedule 13D remains unmodified.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

On January 9, 2008, MGM MIRAGE, a Delaware Corporation (“MGM MIRAGE”), and Dubai World, a Dubai, United Emirates decree entity (“Dubai World”), issued a joint press release (the “Press Release”) announcing that they intend to make a joint cash tender offer for up to 10,000,000 shares of common stock of MGM MIRAGE, par value $.01 per share (the “Shares”), at a price per share of not less than $75.00 and not greater than $80.00. The Press Release is incorporated by reference herein as Exhibit 14. On January 16, 2008, MGM MIRAGE and Dubai World issued a second joint press release (the “Second Press Release”) announcing that they are modifying the previously announced cash tender offer to increase their offer to purchase the Shares from up to 10,000,000 shares to up to 15,000,000 shares at a fixed price of $80.00 per share (the “Joint Offer”). It is anticipated that the bidder on behalf of Dubai World will be Infinity World (Cayman) L.P., a Cayman Islands exempted limited partnership (“Cayman LP”). With respect to the Shares that are tendered and accepted for purchase pursuant to the Joint Offer (the “Tendered Shares”), MGM MIRAGE will purchase 56.67% and up to 8,500,000 shares of the Tendered Shares, and Cayman LP or its affiliates will purchase 43.33% and up to 6,500,000 shares of the Tendered Shares. The Second Press Release is incorporated by reference herein as Exhibit 15.

The Joint Offer will be subject to a number of customary terms and conditions to be specified in the offer to purchase that will be distributed to stockholders. The Joint Offer will be made only pursuant to an offer to purchase and related materials that MGM MIRAGE and Cayman LP expect to jointly file with the Securities and Exchange Commission on Schedule TO.

As of January 16, 2008, Dubai World, through its affiliates, owned an aggregate of 19,548,838 Shares, which represent approximately 6.7% of the currently issued and outstanding Shares. This calculation is based upon the total number of 293,764,426 outstanding Shares, as reported in the Schedule TO-C filed by MGM MIRAGE, Dubai World and Cayman LP with the Securities and Exchange Commission on January 9, 2008. Assuming MGM MIRAGE purchases 8,500,000 shares and Cayman LP or its affiliates purchases 6,500,000 shares through the Joint Offer, each of Dubai World, Cayman LP, Infinity World (Cayman) Holding, a Cayman Islands exempted company (“Cayman Holding”), and Infinity World Holding Ltd., a United Arab Emirates offshore corporation (“Infinity Holding”), would beneficially own Shares representing approximately 9.1% of the outstanding Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) and (b) are amended and restated in their entirety as set forth below:

(a) and (b) As of January 16, 2008, Infinity World Investments LLC, a Nevada limited liability company, and Infinity World Cayman Investments Corporation, a Cayman Island exempted company, owned beneficially 14,548,838 Shares, representing approximately 4.9% of the currently issued and outstanding Shares.

As of January 16, 2008, Cayman LP, Cayman Holding, Infinity Holding and Dubai World had sole power to vote (or direct the voting of) and sole power to dispose (or to direct the disposition) of 19,548,838 Shares. Such 19,548,838 Shares comprise approximately 6.7% of the currently issued and outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first paragraph of Item 6 is hereby amended to add the following as the last sentence of such paragraph:

On December 31, 2007, Project CC, LLC, a wholly-owned subsidiary of MGM MIRAGE, and Infinity World Development Corp., an affiliate of Dubai World, entered into Amendment No. 2 to the Limited Liability Company Agreement of CityCenter Holdings, LLC (“Amendment No. 2”). Project CC, LLC and Infinity World Development Corp. entered into Amendment No. 2 to specify that Infinity World Development Corp. may elect, in its sole discretion, to initiate the resolution procedure set forth in Section 9.3(d) of the Limited Liability Company Agreement of CityCenter Holdings, LLC by providing a written notice of such election to MGM MIRAGE. The Limited Liability Company Agreement of CityCenter Holdings, LLC, dated August 21, 2007, was filed as an exhibit to MGM MIRAGE’s Current Report on Form 8-K dated August 21, 2007, which Current Report is incorporated herein by reference. Amendment No. 1 to the Limited Liability Company Agreement of CityCenter Holdings, LLC, dated November 15, 2007, was filed as an exhibit to MGM MIRAGE’s Current Report on Form 8-K dated November 21, 2007, which Current Report is also incorporated herein by reference. Amendment No. 2 is incorporated by reference herein as Exhibit 15.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description of Exhibits

14	Press Release, dated January 9, 2008.****

15	Press Release, dated January 16, 2008.*****

16	Amendment No. 2 to Limited Liability Company Agreement dated as of December 31, 2007 by and between Project CC, LLC and Infinity World Development Corp.******

****	Previously filed with the Schedule TO-C filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 9, 2008, and incorporated by reference herein.

*****	Previously filed with the Schedule TO-C filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008, and incorporated by reference herein.

******	Previously filed with MGM MIRAGE’s Form 8-K filed with the Securities and Exchange Commission on December 31, 2007, and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2008

DUBAI WORLD,	INFINITY WORLD (CAYMAN) L.P.,
a Dubai, United Arab Emirates government decree entity	a Cayman Islands exempted limited partnership

By: Infinity World (Cayman) Holding
Its: General Partner

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Group Chief Legal Officer	Title: Secretary

INFINITY WORLD HOLDING LTD.,	INFINITY WORLD (CAYMAN) HOLDING,
a Dubai, United Arab Emirates offshore corporation	a Cayman Islands exempted company

/s/ Abdul Wahid A. Rahim Al Ulama	/s/ Abdul Wahid A. Rahim Al Ulama
Name: Abdul Wahid A. Rahim Al Ulama	Name: Abdul Wahid A. Rahim Al Ulama
Title: Secretary	Title: Secretary

INDEX TO EXHIBITS

No.	Description

1	Confirmation dated as of December 13, 2007 by and between Credit Suisse International and Infinity World Investments LLC **

2	Confirmation dated as of December 13, 2007 by and between Deutsche Bank AG, London Branch and Infinity World Investments LLC **

3	Confirmation dated as of December 13, 2007 by and between The Royal Bank of Scotland plc and Infinity World Investments LLC **

4	Limited Liability Company Agreement dated as of August 21, 2007 by and between Mirage Resorts, Incorporated and Dubai World.*

5	Amendment No. 1 to Limited Liability Company Agreement dated as of November 15, 2007 by and between Project CC, LLC and Infinity World Development Corp.***

6	Assignment and Assumption Agreement dated as of November 15, 2007, by and between Dubai World, as assignor, and Infinity World Development Corp, as assignee.

7	Company Stock Purchase and Support Agreement dated as of August, 21, 2007 by and between MGM MIRAGE and Infinity World Investments LLC.*

8	Stock Purchase Agreement dated as of December 18, 2007, by and between The Lincy Foundation and Infinity World (Cayman) L.P.

9	Stockholder Support Agreement dated as of August 21, 2007, by and between Tracinda Corporation and Infinity World Investments LLC.*

10	Pledge Agreement dated as of December 13, 2007 by and among Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent.**

11	Liquidity Agreement dated as of December 13, 2007 by and among Dubai World, Infinity World Investments LLC, Credit Suisse International, Deutsche Bank AG, London Branch and The Royal Bank of Scotland plc, as Initial Banks, and Deutsche Bank Trust Company Americas, as Collateral Agent.**

12	Letter Agreement dated as of December 13, 2007 by and among Dubai World, Credit Suisse International, Deutsche Bank AG, London Branch, Deutsche Bank Securities Inc., as agent, and The Royal Bank of Scotland plc.**

13	Joint Filing Agreement dated as of December 28, 2007 by and among Dubai World, Infinity World (Cayman) L.P., Infinity World (Cayman) Holding and Infinity World Holding Ltd.

14	Press Release, dated January 9, 2008.****

15	Press Release, dated January 16, 2008.*****

16	Amendment No. 2 to Limited Liability Company Agreement dated as of December 31, 2007 by and between Project CC, LLC and Infinity World Development Corp.******

*	Previously filed with Dubai World’s Schedule TO-T filed with the Securities and Exchange Commission on August 24, 2007, and incorporated by reference herein.

**	Portions have been omitted pursuant to a request for confidential treatment.

***	Previously filed with MGM MIRAGE’s Form 8-K filed with the Securities and Exchange Commission on November 21, 2007, and incorporated by reference herein.

****	Previously filed with the Schedule TO-C filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 9, 2008, and incorporated by reference herein.

*****	Previously filed with the Schedule TO-C filed by MGM MIRAGE, Dubai World and Infinity World (Cayman) L.P. with the Securities and Exchange Commission on January 16, 2008, and incorporated by reference herein.

******	Previously filed with MGM MIRAGE’s Form 8-K filed with the Securities and Exchange Commission on December 31, 2007, and incorporated by reference herein.